UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DITECH HOLDING CORP
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

25501G105
 (CUSIP Number)

February 28, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]            Rule 13d-1(b)

[    ]            Rule 13d-1(c)

[    ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 12

CUSIP No. 25501G105	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT COMPANY, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
997,480 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
997,480 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
997,480 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

 (1) This amount includes approximately 926,353 Shares (as defined herein) issuable upon the conversion of approximately 8,057 shares of Mandatorily Convertible Preferred Stock, 29,880 Shares issuable upon the exercise of Series A Warrants and 23,709 Shares issuable upon the exercise of Series B Warrants.

(2) This percentage is based on a total of approximately 5,232,442 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and is based on the sum of (i) 4,252,500 Shares outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed on February 9, 2018, plus (ii) approximately 926,353 Shares issuable upon the conversion of Mandatorily Convertible Preferred Stock, (iii) 29,880 Shares issuable upon the exercise of Series A Warrants, (iv) and 23,709 Shares issuable upon the exercise of Series B Warrants.

CUSIP No. 25501G105	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
997,480 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
997,480 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
997,480 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) This amount includes approximately 926,353 Shares (as defined herein) issuable upon the conversion of approximately 8,057 shares of Mandatorily Convertible Preferred Stock, 29,880 Shares issuable upon the exercise of Series A Warrants and 23,709 Shares issuable upon the exercise of Series B Warrants.

(2) This percentage is based on a total of approximately 5,232,442 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and is based on the sum of (i) 4,252,500 Shares outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed on February 9, 2018, plus (ii) approximately 926,353 Shares issuable upon the conversion of Mandatorily Convertible Preferred Stock, (iii) 29,880 Shares issuable upon the exercise of Series A Warrants, (iv) and 23,709 Shares issuable upon the exercise of Series B Warrants.

CUSIP No. 25501G105	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
997,480 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
997,480 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
997,480 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

 (1) This amount includes approximately 926,353 Shares (as defined herein) issuable upon the conversion of approximately 8,057 shares of Mandatorily Convertible Preferred Stock, 29,880 Shares issuable upon the exercise of Series A Warrants and 23,709 Shares issuable upon the exercise of Series B Warrants.

(2) This percentage is based on a total of approximately 5,232,442 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and is based on the sum of (i) 4,252,500 Shares outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed on February 9, 2018, plus (ii) approximately 926,353 Shares issuable upon the conversion of Mandatorily Convertible Preferred Stock, (iii) 29,880 Shares issuable upon the exercise of Series A Warrants, (iv) and 23,709 Shares issuable upon the exercise of Series B Warrants.

CUSIP No. 25501G105	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL DAVID CRAIG-SCHECKMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
997,480 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
997,480 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
997,480 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

 (1) This amount includes approximately 926,353 Shares (as defined herein) issuable upon the conversion of approximately 8,057 shares of Mandatorily Convertible Preferred Stock, 29,880 Shares issuable upon the exercise of Series A Warrants and 23,709 Shares issuable upon the exercise of Series B Warrants.

(2) This percentage is based on a total of approximately 5,232,442 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and is based on the sum of (i) 4,252,500 Shares outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed on February 9, 2018, plus (ii) approximately 926,353 Shares issuable upon the conversion of Mandatorily Convertible Preferred Stock, (iii) 29,880 Shares issuable upon the exercise of Series A Warrants, (iv) and 23,709 Shares issuable upon the exercise of Series B Warrants.

CUSIP No. 25501G105	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
AGATECREEK LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
997,480 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
997,480 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
997,480 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

 (1) This amount includes approximately 926,353 Shares (as defined herein) issuable upon the conversion of approximately 8,057 shares of Mandatorily Convertible Preferred Stock, 29,880 Shares issuable upon the exercise of Series A Warrants and 23,709 Shares issuable upon the exercise of Series B Warrants.

(2) This percentage is based on a total of approximately 5,232,442 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and is based on the sum of (i) 4,252,500 Shares outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed on February 9, 2018, plus (ii) approximately 926,353 Shares issuable upon the conversion of Mandatorily Convertible Preferred Stock, (iii) 29,880 Shares issuable upon the exercise of Series A Warrants, (iv) and 23,709 Shares issuable upon the exercise of Series B Warrants.

CUSIP No. 25501G105	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS
SCOTT EDWARD BURG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
997,480 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
997,480 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
997,480 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

 (1) This amount includes approximately 926,353 Shares (as defined herein) issuable upon the conversion of approximately 8,057 shares of Mandatorily Convertible Preferred Stock, 29,880 Shares issuable upon the exercise of Series A Warrants and 23,709 Shares issuable upon the exercise of Series B Warrants.

(2) This percentage is based on a total of approximately 5,232,442 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and is based on the sum of (i) 4,252,500 Shares outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed on February 9, 2018, plus (ii) approximately 926,353 Shares issuable upon the conversion of Mandatorily Convertible Preferred Stock, (iii) 29,880 Shares issuable upon the exercise of Series A Warrants, (iv) and 23,709 Shares issuable upon the exercise of Series B Warrants.

SCHEDULE 13G

Page 8 of 13 Pages

Item 1(a).	Name of Issuer:

Ditech Holding Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1100 Virginia Drive, Suite 100, Fort Washington, PA 19034

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Deer Park Road Management Company, LP (“Deer Park”);
ii)	Deer Park Road Management GP, LLC (“DPRM”);
iii)	Deer Park Road Corporation (“DPRC”);
iv)	Michael David Craig-Scheckman (“Mr. Craig-Scheckman”);
v)	AgateCreek LLC (“AgateCreek”); and
vi)	Scott Edward Burg (“Mr. Burg”).

This Statement relates to Shares (as defined herein) held for the account of STS Master Fund, Ltd. (the “STS Master Fund”), which is an exempted company organized under the laws of the Cayman Islands.  Deer Park serves as investment adviser to the STS Master Fund and, in such capacity, exercises voting and investment power over the Shares held in the account for the STS Master Fund.  DPRM is the general partner of Deer Park. Each of DPRC and AgateCreek is a member of DPRM.  Mr. Craig-Scheckman is the Chief Executive Officer of each of Deer Park and DPRC and the sole owner of DPRC.  Mr. Burg is the Chief Investment Officer of Deer Park and the sole member of AgateCreek.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1195 Bangtail Way, Steamboat Springs, Colorado 80487.

Item 2(c).	Citizenship:

i)	Deer Park is a limited partnership incorporated in Delaware;
ii)	DPRM is a limited liability company incorporated in Delaware;
iii)	DPRC is a Delaware corporation;
iv)	Mr. Craig-Scheckman is a citizen of the United States of America;
v)	AgateCreek is a limited liability company incorporated in Colorado; and
vi)	Mr. Burg is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

25501G105

SCHEDULE 13G

Page 9 of 13 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of February 28, 2018, each of the Reporting Persons may be deemed the beneficial owner of approximately 997,480 Shares held for the account of the STS Master Fund.  This amount includes approximately 926,353 Shares issuable upon the conversion of approximately 8,057 shares of Mandatorily Convertible Preferred Stock held by STS Master Fund, 29,880 Shares issuable upon the exercise of Series A Warrants held by STS Master Fund and 23,709 Shares issuable upon the exercise of Series B Warrants held by STS Master Fund.  Each share of Mandatorily Convertible Preferred Stock is convertible into 114.9750 Shares (i) at the election of the holder and (ii) as a class in its entirety, in whole but not in part, at the option of the holders of 66 2/3% of the Mandatorily Convertible Preferred Stock then outstanding.  The Mandatorily Convertible Preferred Stock is also mandatorily convertible at the earliest of (i) February 9, 2023, (ii) at any time following February 9, 2019, the time that the volume weighted average pricing of the Shares exceeds 150% of the conversion price per Share for at least 45 trading days in a 60 consecutive trading day period, including each of the last 20 days in such 60 consecutive trading day period, and (iii) a change of control transaction in which the consideration paid or payable per Share is greater than or equal to $8.6975.

Item 4(b)	Percent of Class:

As of February 28, 2018, each of the Reporting Persons may be deemed the beneficial owner of approximately 19.1% of Shares outstanding.  (This percentage is based on a total of approximately 5,232,442 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Act and is based on the sum of (i) 4,252,500 Shares outstanding as of February 9, 2018, as reported in the Issuer’s Form 8-K filed on February 9, 2018, plus (ii) approximately 926,353 Shares issuable upon the conversion of Mandatorily Convertible Preferred Stock held by STS Master Fund, (iii) 29,880 Shares issuable upon the exercise of Series A Warrants held by STS Master Fund, (iv) and 23,709 Shares issuable upon the exercise of Series B Warrants held by STS Master Fund.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	997,480
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	997,480

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

SCHEDULE 13G

Page 10 of 13 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  STS Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEER PARK ROAD MANAGEMENT COMPANY, LP

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC

By:	Deer Park Road Corporation, its managing member

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Executive Officer

DEER PARK ROAD CORPORATION

By:	/s/ Michael David Craig-Scheckman
Name: Michael David Craig-Scheckman
Title: Chief Executive Officer

MICHAEL DAVID CRAIG-SCHECKMAN

/s/ Michael David Craig-Scheckman

AGATECREEK LLC

By:	/s/ Scott Edward Burg
Name: Scott Edward Burg
Title: Sole Member

SCOTT EDWARD BURG

/s/ Scott Edward Burg

March 8, 2018

SCHEDULE 13G

Page 12 of 13 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	13

SCHEDULE 13G

Page 13 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Ditech Holding Corporation dated as of March 8, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amende.

DEER PARK ROAD MANAGEMENT COMPANY, LP

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC

By:	Deer Park Road Corporation, its managing member

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Executive Officer

DEER PARK ROAD CORPORATION

By:	/s/ Michael David Craig-Scheckman
Name: Michael David Craig-Scheckman
Title: Chief Executive Officer

MICHAEL DAVID CRAIG-SCHECKMAN

/s/ Michael David Craig-Scheckman

AGATECREEK LLC

By:	/s/ Scott Edward Burg
Name: Scott Edward Burg
Title: Sole Member

SCOTT EDWARD BURG

/s/ Scott Edward Burg

March 8, 2018